Exhibit 10.7(b)

Mark J. Servodidio Executive Vice President Human Resources

December 19, 2008	973 496 7797 T 973 496 3322 F mark.servodidio@avisbudget.com

Mr. Thomas Gartland

Executive Vice President,

Sales & Marketing

Avis Budget Group

6 Sylvan Way

Parsippany, NJ 07054

Dear Tom:

We are pleased to confirm your continued employment with Avis Budget Car Rental, LLC, (“ABCR” or the “Company”), a subsidiary of Avis Budget Group, as Executive Vice President, Sales & Marketing. To comply with the requirements of Section 409A of the Internal Revenue Code and the regulations thereunder (“Section 409A”), the Company is hereby amending and restating this letter agreement as set forth herein.

As addressed, along with certain other aspects of your employment, in your offer letter of April 21, 2008, your salary will continue to be paid on a bi-weekly basis at its current rate. You will be eligible to receive a target bonus equal to the percentage of your regular base salary during the performance period that is no less than your current target bonus percentage, subject to the Company achieving performance goals as described in the Management Incentive Plan for ABG Senior Executive Leadership and you remaining employed with the Company through the payment date. The bonus distribution is typically in the first quarter of the next year.

Per ABCR’s standard policy, this letter is not intended, nor should it be considered, to be an employment contract for a definite or indefinite period of time. As you know, employment with ABCR is at will, and either you or ABCR may terminate your employment at any time, with or without cause.

If, however, your employment with ABCR is terminated by ABCR other than: (i) “for cause” (as defined below); (ii) in connection with your disability which prevents you or is reasonably expected to prevent you from performing services for ABCR for a period of 12 months (your “disability”); or (iii) death, you will receive (1) a lump-sum severance payment within 15 days following the Release Date (as defined below) equal to 200% of the sum of your base salary plus your target incentive (bonus) and (2) perquisites to include continued access to company car usage, financial planning and health coverage (Company-subsidized COBRA) for a period of 24 months. For purposes of this agreement ‘company subsidized COBRA’ shall mean that the Company shall subsidize the total cost of COBRA coverage such that the contributions required of you for health plan participation during the 24 month period shall be substantially equal to the contributions required of active employed executives of ABG. All other programs and perquisites would be governed by their respective plan documents; provided, however, that the provision of such severance pay is subject to, and contingent upon, your executing within forty-five days following your termination of employment and

Avis Budget Group, Inc.	6 Sylvan Way	Parsippany, New Jersey 07054

Mr. Thomas Gartland

December 19, 2008

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failing to revoke a separation agreement with ABCR (the date on which the release is no longer revocable, the “Release Date”), in such form determined by ABCR, which requires you, in part, to release all actual and purported claims against ABCR and its affiliates and which also requires you to agree to: (i) protect and not disclose all confidential and proprietary information of ABCR; (ii) not compete, directly or indirectly, against ABCR for a period of no longer than one year after your employment separation or for a period of time and within a geographic scope determined by ABCR to be reasonable to protect ABCR’s business interests; and (iii) not solicit any ABCR employees, consultants, agents or customers during and for one year after your employment separation.

In addition, if you experience an involuntary termination of employment from ABCR other than “for cause,” and other than as a result of your “disability” or death, you will receive a lump sum cash payment within 15 days following the Release Date equal to the fair market value as of your termination of employment of your stock-based awards which would have vested in accordance with their original vesting schedule by the one-year anniversary of your termination of employment; provided that, to the extent required to achieve deductibility under Section 162(m) of the Internal Revenue Code of awards that vest based on the achievement of performance criteria, with respect to any awards that vest based on the achievement of performance criteria, for performance periods beginning after January 1, 2009, payment in respect of these awards shall not occur unless and until ACBR determines that all applicable performance goals have been attained (and you or your beneficiary will receive such payment at the same time, and on the same basis, as awards granted to other executive officers who are subject to the same performance goals vest).

In addition, if you experience a termination of employment from ABCR due to your “disability” or death, you or your beneficiary will receive a lump sum cash payment within 15 days following the Release Date (or, in the event of your death, within 30 days of your death) equal to the fair market value as of your termination of employment of all of your stock-based awards.

“Termination for Cause” shall mean: (i) your willful failure to substantially perform your duties as an employee of the Company or any subsidiary (other than any such failure resulting from your incapacity due to physical or mental illness); (ii) any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company or any subsidiary; or (iii) conviction of a felony or any crime involving moral turpitude (which conviction, due to the passage of time or otherwise, is not subject to further appeal).

The payments and benefits described in this letter are intended to comply with Section 409A and, accordingly, to the maximum extent permitted, the terms of this letter shall be interpreted and administered to be in compliance with Section 409A of the Internal Revenue Code (“Section 409A”). Notwithstanding anything to the contrary contained herein, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, you will not be considered to have terminated employment with ACBR for purposes of the benefits provided in this letter and no payments shall be due to you on termination of employment hereunder until you are considered to have incurred a “separation from service” from ACBR within the meaning of Section 409A. Each amount to be paid or benefit to be provided in this letter shall be construed as a separate identified payment for purposes of

Mr. Thomas Gartland

December 19, 2008

Page Three

Section 409A. Any payments described in this Agreement that are paid pursuant to a “separation pay plan” as described in Treas. Reg. 1.409A-l(b)(9)(iii) or that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything contained herein, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this letter (or any other plan or agreement of the Company proving you with payments or benefits upon your separation from service) during the six-month period immediately following your separation from service shall instead be paid or provided on the first business day after the date that is six months following your separation date (or death, if earlier).

The by-laws of the Company provide that officers will be indemnified for their authorized actions on behalf of our Company to the fullest extent permitted under applicable law.

This severance pay as set forth in this letter is in lieu of and supersedes any other severance benefits otherwise payable to you under any other agreement or severance plan of ABCR or its affiliates.

Regards,

/s/ Mark J. Servodidio	12/30/08
Mark J. Servodidio
Executive Vice President – Human Resources

Understood and accepted:

/s/ Thomas Gartland
Thomas Gartland

12/18/08
Date